CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-05670, No. 333-8824 and No. 333-12178) and in
the Registration Statements on Form F-3 (No. 333-12100 and No. 333-12236) of Orckit Communications Ltd. of our reports dated January 16, 2003, relating to the financial statements and financial statement schedule, which appear in this Form 20-F.




                                                       /s/ Kesselman & Kesselman

Tel-Aviv, Israel                                          Kesselman & Kesselman
    June 23, 2003                            Certified Public Accountants (Isr.)



























Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.